

January 26, 2011

Richard Man Fai Lee
Chief Executive Officer
China Premium Lifestyle Enterprise, Inc.
10/F, Wo Kee Hong Building
585-609 Castle Peak Road
Kwai Chung, N.T. Hong Kong

> **Re:** **China Premium Lifestyle Enterprise, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed May 17, 2010**
> **File No. 333-120807**

Dear Mr. Lee:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief